EXHIBIT 21.1
CENTERPLATE, INC.
SUBSIDIARIES OF CENTERPLATE, INC.

State of
Name	Incorporation

Volume Services America, Inc.	Delaware
Volume Services, Inc.	Delaware
Service America Corporation	Delaware
Service America Concessions Corporation	Maryland
Service America of Texas, Inc.	Texas
Service America Corporation of Wisconsin	Wisconsin
Servomation, Inc.	Quebec, Canada
V.S.I. of Maryland, Inc.	Maryland
Centerplate of Kansas, Inc.	Kansas